Campbell Mithun Tower
222 South Ninth Street, Suite 2000
Minneapolis, MN 55402-3338
Tel 612.607.7000 Fax 612.607.7100
www.foxrothschild.com

Patrick J. Pazderka
Direct Dial: 612-607-7557
Email Address: ppazderka@foxrothschild.com

VIA EMAIL, EDGAR AND OVERNIGHT FEDERAL EXPRESS

April 13, 2016

U.S. Securities and Exchange Commission
Nicholas P. Panos
Office of Mergers & Acquisitions
100 F Street, NE
Washington, DC 20549
Tel. +1 202.551.3266

Re:	Cogentix Medical, Inc.
Preliminary Proxy Statement filed on Schedule 14A – Response to Staff Comment letter dated April 11, 2016
PREC14A filing made on April 5th, 2016 by Cogentix Medical, Inc.
File Number: 000-20970

Dear Mr. Panos,

On behalf of Cogentix Medical, Inc., a Delaware corporation (the “Company”), I am responding to the SEC staff’s comment letter dated April 11, 2016 from you to Mr. Robert Kill regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 5, 2016.

For your convenience, we have repeated and numbered the comments from your letter dated April 11, 2016 in boldface print below. The Company’s responses are provided following each comment.

PREC14A filing made on April 5, 2016

1.	We noticed that the proxy statement and other soliciting material, along with the Form 10-KT, will be available at a dedicated website and that the registrant expects to make the proxy statement available electronically as of an April date. Please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

U.S. Securities and Exchange Commission
April 13, 2016
Page | 2

Response: The Company does not intend to rely on Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). Rather, pursuant to Rule 14a-16(n), the Company intends to use the “full set delivery option” to deliver copies of the Company’s proxy statement and other soliciting material. This change in the mode of delivery of the proxy statement and other proxy material is due to Mr. Pell’s notice of his proposals for the Company’s 2016 annual meeting of stockholders (the “2016 Annual Meeting”) received by the Company on March 28, 2016, which caused the Company to significantly revise its proxy statement and therefore become temporally unable to rely upon the so-called “e-proxy” rule under Rule 14a-16.

2.	Advise us, with a view towards revised disclosure, how the registrant intends to comply with Rule 14a-3(b) given that the mailing of the Annual Report, as described at page 41, appears to be conditioned upon the receipt of a written or oral shareholder request for delivery.

Response: The Company believes that you are referring to the statement on page 42, “[w]e have sent or made available electronically to each of stockholders a copy of our transition report on Form 10-KT (without exhibits) for the nine-month transition period ended December 31, 2015.” In light of the Company’s inability to rely on the so-called “e-proxy” rule under Rule 14a-16 as explained above, the Company will revise the statement to read, “This proxy statement will be accompanied or preceded by a copy of our transition report on Form 10-KT (without exhibits) for the nine-month transition period ended December 31, 2015, including the financial statements for the transition period.”

Proposal 1 | Election of Directors, page 10

3.	We noticed that the Board has no reason to believe that the sole nominee will be unable to serve. Advise us, with a view toward revised disclosure, whether or not the nominee has consented to be named and to serve if elected. Refer to Rules 14a-4(d)(1) and (4).

Response: Mr. Pell consented in writing on March 25, 2016 to being named as a director of the Company in the Company’s proxy statement in his response to the Company’s directors and officers questionnaire with respect to the Company’s annual report for the transition period from April 1, 2015 to December 31, 2015, and the proxy statement for the upcoming 2016 Annual Meeting (the “2016 D & O Questionnaire”). Mr. Pell approved, as a director of the Company, the decision by the Company’s Board of Directors (the “Board”) on March 29, 2015 to nominate Mr. Pell as the sole director for Class I of the Board. Mr. Pell also separately nominated himself as a director for Class I of the Board in his preliminary proxy statement filed on April 7, 2016.

U.S. Securities and Exchange Commission
April 13, 2016
Page | 3

4.	In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply made on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

Response: Question 7(b) under the “General Information” section of the 2016 D & O Questionnaire asks each participant to state whether the participant has “at any time during the past ten years been convicted in a criminal proceeding…(excluding traffic violations and other minor offenses).” Each participant affirmatively answered “No” to such question.

5.	Please advise us, with a view toward revised disclosure, of the basis for the Board’s belief that no competing director nominees exist and the basis for the assertion cited regarding why no competing nominees exist.

Response: As disclosed on the Company’s Form 8-K filed with the SEC on March 30, 2016, the Board approved on March 29, 2016 certain Board composition changes including, among other matters, in conjunction with the 2016 Annual Meeting, (1) decreasing the size of the Board from seven to five members, and (2) decreasing the size of Class I of the Board from three to one member, and (3) nominating Mr. Pell as the sole director to be elected for Class I of the Board at the 2016 Annual Meeting. As stated above, Mr. Pell also approved, as a member of the Board, the decision by the Board on March 29, 2015 to nominate Mr. Pell as the sole director to be elected for Class I of the Board.

There is no additional director seat available on Class I of the Board, except for the one seat to which Mr. Pell was duly nominated by the Board. Mr. Pell’s nomination of Messrs. Howard I. Zauberman and James A. D’Orta for election to Class I of the Board, in addition to the nomination of himself, is predicated upon the incorrect assumption that the action duly taken by the Board on March 29, 2016 relating to its composition may legally be repealed by unilateral action of the stockholders of the Company, as contemplated by one of his proposals in his preliminary proxy statement filed on April 7, 2016.

Under Section 141(a) of the General Corporation Law of the State of Delaware (the “DGCL”), the directors of a board of directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation, except as may be otherwise provided in the DGCL or its certificate of incorporation. The preamble to Article XII of the Amended and Restated Certificate of Incorporation of the Company, as amended (the “Charter”), provides that Article XII is inserted for the management of the business and for the conduct of the affairs of the Company. Article XII, Section 1 of the Charter specifically authorizes the Board (and only the Board) to fix the exact number of the directors on the Board from time to time by a resolution of the Board, except that the number of directors must be at least three. As supported by paragraph 1 of the Delaware legal opinion enclosed herein as Exhibit A, repealing this action of the Board relating to the composition of the Board violates this Charter provision. Even if the stockholders of the Company approve such proposal at the 2016 Annual Meeting, such approval will have no legal effect because the stockholders do not have the authority to unilaterally repeal the Board’s action relating to the composition of the Board. Therefore, the Company believes that (i) there is no additional director seat available for election to Class I of the Board except for the one seat to which Mr. Pell was duly nominated by the Board, including Mr. Pell himself, and (ii) no competing nominees exist (or can exist) for election to Class I of the Board.

U.S. Securities and Exchange Commission
April 13, 2016
Page | 4

Mr. Pell’s nomination of the additional two candidates for election to Class I of the Board is predicated upon his other proposal (Proposal 3 in Mr. Pell’s preliminary proxy statement filed with the SEC on April 7, 2016) intended to remove the Board’s exclusive authority to fix the size of the Board. Because such exclusive authority of the Board is explicitly granted under the Charter as authorized by the DGCL, the only method to remove such authority is by amending the Charter. As supported by paragraph 2 of the Legal Opinion, the stockholders of the Company may not unilaterally act to amend the Charter for this or any other purpose. Proposal 3 is an illegal attempt of Mr. Pell to bypass the legally required process of Charter amendment under the DGCL.

Other Proposed Action, page 40

6.	The disclosure indicates that the registrant “has received no notice from Mr. Pell other than the Notice on March 28, 2016, and the Notice failed to include the written statement required under Rule 14a-4(c).” Advise us, with a view toward revised disclosure, whether or not this statement still remains true.

Response: The Company maintains that (i) such statement remains true, and (ii) other than Mr. Pell’s letter dated March 28, 2016 (the “March 28 Letter”), the Company has not received any notice that includes any proposal or matter to be brought to the 2016 Annual Meeting as contemplated by Rule 14a-4(c). On the evening of April 5, 2016, shortly after the Company filed its preliminary proxy statement, the Corporate Secretary of the Company received via email a letter from Mr. Pell’s legal counsel (the “April 5 Letter”), the body of which states in its entirety the following:

U.S. Securities and Exchange Commission
April 13, 2016
Page | 5

 “I am writing to you on behalf of my client Lewis C. Pell to inform you that Mr. Pell intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the voting shares of Cogentix Medical, Inc. (the “Company”) required under applicable law to carry the proposals contemplated by the notice provided to the Company on March 28, 2016 or any other proposal to be set forth in Mr. Pell’s proxy materials in connection with the 2016 annual meeting of stockholders of the Company.”

The Company is of the view that the April 5 Letter did not cure Mr. Pell’s failure to include the written statement required by Rule 14a-4(c) in the March 28 Letter. As noted above, the April 5 Letter merely referenced Mr. Pell’s proposals included in the March 28 Letter and did not include any additional matter or proposal to be brought to the 2016 Annual Meeting. “Notice” under Rule 14a-4(c) refers to “notice of the matter” on which a proxy may confer discretionary authority to vote. The Company is of the view that the April 5 Letter did not constitute separate notice under Rule 14a-4(c). In addition, the written statement in the April 5 Letter was untimely and, therefore ineffective, as further explained in the Company’s response to your comment No. 7 below.

When exercising discretionary voting authority..., page 41

7.	It appears that the date of this annual meeting deviates by more than 30 days from the anniversary of the 2015 annual meeting. If true, the legal standard that will be implicated in Rule 14a-4(c)(1) will be the one that refers to a “reasonable time.” Please provide us with a brief legal analysis that explains whether or not the registrant is eligible to rely upon Rule 14a-4(c)(1) to use discretionary authority for purposes of voting on Mr. Pell’s proposals.

Response: As required by Rule 14a-5(f), using a Form 8-K filed on February 19, 2016, the Company informed the stockholders that: (i) the Company was changing the annual meeting date by more than 30 days from the anniversary of the 2015 annual meeting; (ii) March 28, 2016 was the new deadline for submitting stockholder proposals pursuant to the SEC Rule 14a-8 for inclusion in the Company’s proxy statement for the 2016 Annual Meeting; and (iii) March 28, 2016 was also the date after which notice of a stockholder proposal submitted outside the processes of the SEC Rule 14a-8 would be considered untimely as calculated in the manner provided by the SEC Rule 14a-4(c)(1). This notice complied with the SEC’s guidance (March 1999 Interim Supplement to Publicly Available Telephone Interpretations, 6S under Proxy Rules and Schedule 14A). Specifically, with respect determining a “reasonable time” under SEC Rule 14a-4(c) the Form 8-K stated:

“Stockholders of the Company who wish to have a proposal considered for inclusion in the Company’s proxy materials for the 2016 Annual Meeting pursuant to Rule 14a-8 under the Exchange Act, must ensure that such proposal is received by the Company’s Secretary, at 5420 Feltl Road, Minnetonka, MN 55428, on or before the close of business on March 28, 2016, which the Company has determined to be a reasonable time before it expects to begin to print and send its proxy materials. In addition, in order for any stockholder proposals submitted outside of Rule 14a-8 of the Exchange Act to be considered timely for purposes of Rule 14a-4(c) of the Exchange Act, the proposal must be received at our principal executive offices not later than March 28, 2016.”

U.S. Securities and Exchange Commission
April 13, 2016
Page | 6

The Company does not argue that the March 28 Letter was not timely for purposes of Rule 14a-4(c). However, the Company is of the view that the March 28 Letter was not sufficient to prevent the Company’s form of proxy from conferring discretionary authority as to Mr. Pell’s proposals because the March 28 Letter failed to comply with the requirements listed under Rule 14a-4(c)(2)(i) – it failed to indicate that Mr. Pell intends to deliver a proxy statement and form of proxy to holders of at least that percentage of the company's voting shares necessary to approve the matters stated in the March 28 Letter. The SEC guidance on this issue (March 1999 Interim Supplement to Publicly Available Telephone Interpretations, 7S.(b) under Proxy Rules and Schedule 14A) provides that “[i]f the notice is timely but deficient (i.e., does not comply with the requirements listed in 14a-4(c)(2)(i) by, for example, failing to indicate that the proponent intends to deliver a proxy statement and form of proxy to holders of at least that percentage of the company's voting shares necessary to approve the matter), the company would not be required to put the matter on its proxy card.” Therefore, the Company believes that it may rely upon Rule 14a-4(c)(1) to use discretionary authority for purposes of voting on Mr. Pell’s proposals because the Company complied with the requirements under Rule 14a-4(c)(2) by including in its preliminary proxy statement advice on the nature of Mr. Pell’s proposals and how the Company intends to exercise its discretion to vote on Mr. Pell’s proposals.

The Company is of the view that the April 5 Letter did not cure Mr. Pell’s failure to include the written statement required by Rule 14a-4(c) in the March 28 Letter. The SEC guidance on this issue (March 1999 Interim Supplement to Publicly Available Telephone Interpretations, 7S.(b) under Proxy Rules and Schedule 14A) provides that the term “reasonable time” under Rule 14a-4(c) is not defined and should be determined based upon the particular facts and circumstances. On February 19, 2016, the Board, including Mr. Pell, approved March 28, 2016 as the last date of reasonable time before the Company may send its proxy materials for the 2016 Annual Meeting for purposes of Rule 14a-4(c). The Company publicly disclosed this decision of the Board on a Form 8-K filed on February 19, 2016. On the evening of April 5, 2016, shortly after the preliminary proxy statement of the Company became publicly available and eight days after March 28, 2016, Mr. Pell’s counsel sent (via email) the April 5 Letter to the Company in an attempt to include the language required by Rule 14a-4(c)(2)(i) that was missing from March 28 Letter. The Company is of the view that the April 5 Letter did not constitute acceptable notice pursuant to Rule 14a-4(c)(2)(i), as it is improper and was not received a “reasonable time” before the Company is to send proxy materials based on the following:

U.S. Securities and Exchange Commission
April 13, 2016
Page | 7

•	Mr. Pell was aware of the deadline for such notice and, indeed, approved this deadline for all stockholders to submit such matters for the purpose of Rule 14a-4(c) at a Board meeting on February 19, 2016.

•	The deadline was properly promulgated to stockholders well in advance of the deadline, pursuant to a Form 8-K in accordance with SEC Rules and guidance.

•	In reliance on the deadline and Mr. Pell’s corresponding failure to provide timely notice under Rule 14a-4(c)(2)(i), the Company entered into a binding agreement with a proxy solicitation firm on April 1, 2016 pursuant to which it has already expended financial resources.

•	In reliance on the deadline and Mr. Pell’s corresponding failure to provide notice, the Company engaged legal counsel to develop its strategy for responding to his proposals and drafted and filed its preliminary proxy statement with the SEC.

•	But for the fact that the Company was required to address Mr. Pell’s proposals by filing a preliminary proxy statement with the SEC, the Company would have started printing its proxy materials prior to April 5, 2015.

•	SEC guidance clearly contemplates notice may be untimely, even if the registrant has not actually started printing its proxy materials (March 1999 Interim Supplement to Publicly Available Telephone Interpretations, 7S.(b) under Proxy Rules and Schedule 14A).

•	Allowing Mr. Pell’s notice to satisfy Rule 14a-4(c)(2)(i) after the Company has filed its preliminary proxy statement would require substantial revisions to the Company’s strategy and, correspondingly, the Company’s preliminary proxy statement, which would materially impact the Company’s ability to timely draft, finalize, print and send proxy materials for the 2016 Annual Meeting.

•	Allowing Mr. Pell’s notice after the Company’s filing of the preliminary proxy statement would allow proponents to emerge last second with notice and slow down the mechanics of the annual meetings and, in effect, hold the Company hostage until such notice may or may not be provided.

The United States Securities and Exchange Commission (the “SEC”) adopted the current Rule 14a-4(c)(1) with the intent to provide a clear date after which notice to a company of a possible shareholder proposal would not jeopardize the company’s ability to exercise discretionary voting authority on that new matter when and if raised at the annual meeting of the company (see IV.A. Rule 14a-4(c)(1) of the Finale Rule: Amendments to Rules on Shareholder Proposals; Release No. 34-40018). For the foregoing reasons, the Company believes that the Company properly reserved its right to exercise its discretion to vote on Mr. Pell’s proposals pursuant to Rule 14a-4(c) and that the March 28, 2016 was a reasonable deadline before it expects to begin to print and send its proxy materials.

U.S. Securities and Exchange Commission
April 13, 2016
Page | 8

Finally, we understand that reasonable minds may differ on what a “reasonable time” is or may be. As such, the Company is willing to resolve any dispute regarding the foregoing in a court of competent jurisdiction, as the Company firmly believes it is using Rule 14a-4(c)(1) for the purpose it was intended to be used.

After you have had an opportunity to review the above responses to your comments, please call me at (612) 607-7557 to discuss any further questions or comments you might have concerning the Preliminary Proxy Statement.

Very truly yours,

Patrick J. Pazderka

cc: Robert C. Kill, Cogentix Medical, Inc.

Enclosures: Delaware legal opinion

[COGENTIX MEDICAL, INC. LETTERHEAD]

April 13, 2016

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Nicholas P. Panos
Office of Mergers & Acquisitions
100 F Street, NE
Washington, DC 20549
Tel. +1 202.551.3266

Re:	Cogentix Medical, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 5, 2016
File No. File Number: 000-20970

Ladies and Gentlemen:

The undersigned, Cogentix Medical, Inc., a Delaware corporation (the “Company"), acknowledges, with respect to the Preliminary Proxy Statement on Schedule 14A, that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cogentix Medical, Inc.

By: /s/ Robert C. Kill

Name: Robert C. Kill

Title: President, Chief Executive Officer and Corporate Secretary

Exhibit A

Delaware Legal Opinion

Citizens Bank Center
919 North Market Street, Suite 300
P.O. Box 2323
Wilmington, DE 19899 -2323
Tel 302.654.7444 Fax 302.656.8920
www.foxrothschild.com

April 12,2016

Special Committee of the Board of Directors
Cogentix Medical, Inc.
5420 Feltl Road
Minnetonka, MN 55343

Re:	Non-Management Preliminary Proxy Statement

Dear Ladies and Gentlemen:

We have acted as counsel to Cogentix Medical, Inc., a Delaware corporation (the “Company”) in connection with the submission of the Company’s preliminary proxy statement, and the Non-Management Preliminary Proxy Statement (as defined in the letter dated April 12, 2016, from the Company to the SEC), and the solicitations contained therein in connection with the Company’s 2016 annual meeting (the “Annual Meeting”). In connection with this, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the “DGCL”).

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

I.
the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on February 12, 1993, as amended by the Certificate of Amendment of Certificate of Incorporation of the Company, as filed with the Secretary of State on August 17, 2000, the Certificate of Amendment of Certificate of Incorporation of the Company, as filed with the Secretary of State on December 14, 2007, the Certificate of Amendment to the Certificate of Incorporation of the Company, as filed with the Secretary of State on December 15, 2010, the Certificate of Amendment of Certificate of Incorporation of the Company, as filed with the Secretary of State on July 31, 2014, and those Certificates of Amendment to the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on March 31, 2015 (collectively, the “Certificate of Incorporation”);

Cogentix Medical, Inc.
April 12,2016

II.	the Amended and Restated By-laws of the Company, adopted on July 14, 2009, as subsequently amended on April 4, 2016 (the “Bylaws”); and

III.	the Non-Management Preliminary Proxy Statement.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

Our opinion is limited in all respects to the laws of the United States and the State of Delaware.

Based upon the foregoing and subject to the further assumptions, qualifications and limitations hereinafter set forth, we are of the opinion that:

1.
Pursuant to the Certificate of Incorporation and the DGCL, the authority to fix the size of the board of directors (the “Board”) is vested exclusively in the Board. See Certificate of Incorporation, Article XII, Section 1 (“[t]he number of directors of the [Company] shall not be less than three. The exact number of directors . . . shall be fixed from time to time pursuant to a resolution adopted by the [Board]”); 8 Del. C. §141(b) (“[t]he number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate”) (emphasis added); Stroud v. Milliken Enterprises, Inc., 585 A.2d 1306, 1308 (Del. Ch. 1988) (“Unquestionably, Delaware law allows the Board to fix the number of directors within the restrictions imposed by the Certificate of Incorporation”).

Cogentix Medical, Inc.
April 12, 2016

2.
Pursuant to Delaware law, the stockholders may not unilaterally act to amend the Certificate of Incorporation of the Company. See 8 Del. C. §242(b) (providing that “[e]very amendment authorized by [242(a)] shall be made and effected” by: (1) the board of directors “shall adopt a resolution setting forth the amendment proposed, declaring its advisability” and providing the stockholders the opportunity to vote on the amendment; (2) the stockholders shall approve (or reject) the amendment; and (3) if approved, a certificate setting forth the amendment and certifying it has been adopted in accordance with Section 242 shall be filed with the Delaware Secretary of State); AGR Halifax Fund Inc. v. Fiscina, 743 A.2d 1188, 1192-93 (Del. Ch. 1999) (stating that Section 242(b) “prescribes a two-step process that must be followed in precise sequence to amend a Delaware corporation’s charter. The first requires the board of directors to adopt a resolution proposing the amendment, declaring its advisability, and calling for a shareholder vote at a special or annual shareholder meeting. The second step requires that the proposed amendment be considered and voted upon at a special meeting (or at the next annual meeting) of the stockholders. Both steps must occur in that sequence, and under no circumstances may the stockholders act before the mandated board action proposing and recommending the amendment”).

Our opinion is based upon and relies upon the current status of law, and in all respects is subject to and may be limited by future legislation or case law.

The opinions expressed herein represent our reasonably professional judgment as to the matters of law addressed herein, based upon the facts presented or assumed, and are not guarantees that a court or administrative tribunal will reach any particular result.

This opinion letter is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated. This opinion letter is given as of the date hereof, and we expressly disclaim any obligation to update or supplement our opinions contained herein to reflect any facts or circumstances that may hereafter come to our attention or any changes in laws which may hereafter occur.

Cogentix Medical, Inc.
April 12,2016

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the U.S. Securities and Exchange Commission in connection with the Non-Management Preliminary Proxy Statement, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.